Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Offering Summary (Related to the Pricing Supplement No. 2007-MTNDD197, Subject to Completion, Dated November 26, 2007)

Citigroup Funding Inc.

ANY PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

Principal-Protected Notes Based Upon a Basket of Currencies

Due December 2009

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	No Bank Guarantee

November 26, 2007

Principal-Protected Notes

Based Upon a Basket of Currencies

Due December 2009

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How The Notes Work

Principal-Protected Notes Based upon a Basket of Currencies Due December 2009 (the “Notes”) are hybrid investments that combine characteristics of currency and fixed income instruments. Similar to a fixed income investment, these Notes offer investors the safety of 100% principal protection if held at maturity. However, the Notes do not offer current income, which means that you will not receive any periodic interest or other payments on the Notes prior to maturity.

At maturity, the Notes will pay an amount that is based on the Basket Return Percentage and the Participation Rate. The Basket Return Percentage will equal the average of the percentage change of the value of each of the Basket Currencies relative to the U.S. dollar over the term of the Notes. The basket of currencies is comprised of the Chinese yuan, Hong Kong dollar, Indian rupee, Philippines peso, and Singapore dollar (the “Basket Currencies”). This investment allows investors to participate in the growth potential of the value of the Basket Currencies relative to the U.S. dollar.

The Notes are currency-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately two years. At maturity, for each US$1,000 principal amount of Notes you hold, you will receive an amount in cash equal to US$1,000 plus a Basket Return Amount, if any, which may be positive or zero. The Basket Return Amount will depend on the Basket Return Percentage and the Participation Rate. The Basket Return Percentage will equal the average percentage change of the value of each of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate, from the Pricing Date to the Valuation Date.

The performance of each of the Basket Currencies is measured by its exchange rate. Each exchange rate reflects the amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the USDSGD Exchange Rate has increased from 1.00 to 2.00, it means the value of one Singapore dollar (as measured against the U.S. dollar) has decreased from US$1.00 to US$0.50. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has decreased. Increases in the values of the Basket Currencies relative to the U.S. dollar will lead to a higher return on your Notes, while decreases in the values of the Basket Currencies will lead to a lower return on your Notes. Because the Basket Return Percentage will be based on the sum of the Weighted Currency Returns for each of the Basket Currencies, a significant increase in the value of one currency may be substantially or entirely offset by a decrease in the value of the other currencies in the basket.

The Basket Return Amount will equal the product of (1) US$1,000, (2) the Basket Return Percentage and (3) a Participation Rate of approximately 140% to 170% (to be determined on the Pricing Date). Because the Notes are principal protected, the payment you receive at maturity will not be less than the amount of your initial investment in the Notes, even though the amount payable to you at maturity is dependent on the performance of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate.

These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to maturity. These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to currency-linked investments on a principal-protected basis but who are willing to forego current income.

■	Investors expecting appreciation of the Basket Currencies relative to the U.S. dollar over the term of the Notes.

■	Investors who seek to add a currency-linked investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Capitalized terms used in this summary are defined in “Preliminary Terms” below.

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Principal-Protected Notes Based Upon a Basket of Currencies Due December 2009
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company
Rating of the Issuer’s Obligations:	Aa2/AA (Moody’s/S&P) based upon the Citigroup Inc. guarantee
Principal Protection:	100% if held to the Maturity Date
Pricing Date:	December , 2007
Issue Date:	December , 2007
Valuation Date:	Five business days before the Maturity Date
Maturity Date:	Approximately two years after the Issue Date
Interest:	None
Issue Price:	Variable, based on market prices at the time of the sale
Payment at Maturity:	For each US$1,000 note, US$1,000 plus a Basket Return Amount, which may be positive or zero
Basket Return Amount:	US$1,000 x Basket Return Percentage x Participation Rate, provided that the Basket Return Amount will not be negative
Basket Return Percentage:	The sum of the Weighted Currency Return for each of the Basket Currencies, expressed as a percentage
Weighted Currency Return:	Starting Exchange Rate – Ending Exchange Rate x Allocation Percentage Starting Exchange Rate
Allocation Percentage:	20% for each of the Basket Currencies
Basket Currencies:	The Chinese yuan, Hong Kong dollar, Indian rupee, Philippines peso and Singapore dollar
Starting Exchange Rate:	Each of the USDCNY, USDHKD, USDINR, USDPHP and USDSGD Exchange Rates on the Pricing Date
Ending Exchange Rate:	Each of the USDCNY, USDHKD, USDINR, USDPHP and USDSGD Exchange Rates on the Valuation Date
USDCNY Exchange Rate:	The U.S. dollar/Chinese yuan exchange rate in the global spot foreign exchange market, expressed as the amount of Chinese yuan per one U.S. dollar, as reported by Bloomberg on Page “NDFF,” in the “China” row, or any substitute page, on any relevant date.
USDHKD Exchange Rate:	The U.S. dollar/Hong Kong dollar exchange rate in the global spot foreign exchange market, expressed as the amount of Hong Kong dollars per one U.S. dollar. The USDHKD Exchange Rate will be calculated by the Calculation Agent by dividing the EURHKD Exchange Rate by the EURUSD exchange rate, each as reported by Bloomberg on Page “ECB3,” or any substitute page, on any relevant date.
EURHKD Exchange Rate:	The European Union euro/Hong Kong dollar exchange rate in the global spot foreign exchange market, expressed as the amount of Hong Kong dollars per one European Union euro, as reported by Bloomberg on Page “ECB3,” or any substitute page, on any relevant date.
USDINR Exchange Rate:	The U.S. dollar/Indian rupee exchange rate in the global spot foreign exchange market, expressed as the amount of Indian rupees per one U.S. dollar, as reported by Bloomberg on Page “NDFF,” in the “India” row, or any substitute page, on any relevant date.
USDPHP Exchange Rate:	The U.S. dollar/Philippines peso exchange rate in the global spot foreign exchange market, expressed as the amount of Philippines pesos per one U.S. dollar, as reported by Bloomberg on Page “NDFF,” in the “Philippines” row, or any substitute page, on any relevant date.

USDSDG Exchange Rate:	The U.S. dollar/Singapore dollar exchange rate in the global spot foreign exchange market, expressed as the amount of Singapore dollars per one U.S. dollar. The USDSGD Exchange Rate will be calculated by the Calculation Agent by dividing the EURSGD Exchange Rate by the EURUSD exchange rate, each as reported by Bloomberg on Page “ECB3,” or any substitute page, on any relevant date.
EURSDG Exchange Rate:	The European Union euro/Singapore dollar exchange rate in the global spot foreign exchange market, expressed as the amount of Singapore dollars per one European Union euro, as reported by Bloomberg on Page “ECB3,” or any substitute page, on any relevant date.
Participation Rate:	Approximately 140% to 170% (to be determined on the Pricing Date)
Denominations:	Minimum denominations and increments of US$1,000
Listing:	None
Underwriting Discount:	0.00%
Sales Commission Earned:	Not to exceed $15 per Note for each Note sold by a Smith Barney Financial Advisor
Calculation Agent:	Citigroup Financial Products Inc.
Business Day:	Any day that (1) is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close and (2) is a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer System is open.

Benefits of the Notes

■	Return Potential

The Basket Return Amount payable at maturity is based on the Basket Return Percentage and on the Participation Rate, enabling you to participate in the potential increase in the value of the Basket Currencies during the term of the Notes without directly investing in the Basket Currencies.

■	Principal Protection

On the Maturity Date, we will pay you the principal amount of the Notes you then hold regardless of the performance of the Basket Currencies.

■	Diversification

The Notes are based on the performance of the Basket Currencies and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	The Basket Return Amount May be Zero

If the Basket Return Percentage is zero or negative, the payment you receive at maturity will be limited to the amount of your initial investment in the Notes. This will be true even if the value of each currency in the basket has increased relative to the U.S dollar at one or more times during the term of the Notes.

■	Reference to a Basket of Currencies May Lower Your Return

Because the Basket Return Percentage will be based on the sum of the Weighted Currency Return for each of the Basket Currencies, a significant increase in the value of one currency but not the other currencies relative to the U.S. dollar may be substantially or entirely offset by a decrease in the value of the other currencies in the basket relative to the U.S. dollar during the term of the Notes.

■	Potential for a Lower Comparable Yield

The Notes do not pay any interest. As a result, if the Basket Return Percentage is less than         %, the effective yield on your Notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the value of the Basket Currencies, interest rates and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Tax Treatment of the Notes

Because the Notes are contingent payment debt obligations of Citigroup Funding, you will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes, regardless of whether you receive more, less or no payments on the Notes in tax years prior to maturity.

■	Citigroup Inc. Credit Risk

The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citigroup Financial Products and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the relevant currencies or other instruments, such as options, swaps or futures, based upon the Basket Currencies by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’ role as the Calculation Agent for the Notes may result in a conflict of interest.

The Basket Currencies and Exchange Rates

General

The Basket Currencies consist of the Chinese yuan, Hong Kong dollar, Indian rupee, Philippines peso and Singapore dollar (together, the “Basket Currencies”). Exchange rates are used to measure the performance of each of the Basket Currencies.

The exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the U.S. dollar and the Chinese yuan, in the case of the USDCNY Exchange Rate; the U.S. dollar and the Hong Kong dollar, in the case of the USDHKD Exchange Rate; the U.S. dollar and the Indian rupee, in the case of the USDINR Exchange Rate; the U.S. dollar and the Philippines peso in the case of the USDPHP Exchange Rate; and the U.S. dollar and the Singapore dollar in the case of the USDSGD Exchange Rate. Each exchange rate is expressed as an amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the USDSGD Exchange Rate has increased from 1.00 to 2.00, it means the value of one Singapore dollar (as measured against one U.S. dollar) has decreased from US$1.00 to US$0.50. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has increased.

The Chinese yuan is the official currency of the People’s Republic of China.

The Hong Kong dollar is the official currency of the Hong Kong Special Administrative Region of the People’s Republic of China.

The Indian rupee is the official currency of the Republic of India.

The Philippines peso is the official currency of the Republic of the Philippines.

The Singapore dollar is the official currency of the Republic of Singapore.

We have obtained all information in this offering summary relating to the Chinese yuan, Hong Kong dollar, Indian rupee, Philippines peso and Singapore dollar and the relevant exchange rates from public sources, without independent verification. Currently the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of each Basket Currency will be determined as described in “Preliminary Terms” above.

Historical Data on the Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low values of each relevant exchange rate, as reported by Bloomberg. The historical data on the relevant exchange rate are not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in any of the relevant exchange rate during any period set forth below is not an indication that the value of the Basket Currencies is more or less likely to increase or decrease at any time over the term of the Notes.

	USDCNY Exchange Rate		USDHKD Exchange Rate		USDINR Exchange Rate		USDPHP Exchange Rate		USDSGD Exchange Rate
	High	Low	High	Low	High	Low	High	Low	High	Low
2002
Quarter
First	8.2775	8.2765	7.7998	7.7980	48.8500	48.2400	51.7280	50.9000	1.8518	1.8203
Second	8.2776	8.2765	7.8028	7.7987	49.0600	48.8000	51.2310	49.3330	1.8469	1.7612
Third	8.2772	8.2760	7.8008	7.7992	48.8400	48.3800	52.4970	50.2260	1.7840	1.7317
Fourth	8.2775	8.2766	7.7999	7.7978	48.4500	47.9600	53.8430	52.4340	1.8073	1.7354
2003
Quarter
First	8.2778	8.2766	7.7999	7.7968	48.0200	47.5000	55.1340	53.1560	1.7718	1.7260
Second	8.2775	8.2768	7.7998	7.7920	47.4600	46.4700	53.7150	51.9810	1.7872	1.7180
Third	8.2776	8.2766	7.8028	7.7458	46.4800	45.7200	55.5590	53.3750	1.7649	1.7260
Fourth	8.2772	8.2765	7.7694	7.7074	45.9400	45.2700	55.7930	54.5870	1.7460	1.6983
2004
Quarter
First	8.2775	8.2766	7.7977	7.7631	45.6300	43.3900	56.4430	55.1260	1.7160	1.6730
Second	8.2773	8.2765	7.8063	7.7809	46.2000	43.5600	56.3880	55.4940	1.7279	1.6658
Third	8.2771	8.2765	7.8020	7.7964	46.4600	45.6400	56.4260	55.6290	1.7274	1.6872
Fourth	8.2768	8.2763	7.7985	7.7702	45.9200	43.5800	56.4440	56.0240	1.6913	1.6337
2005
Quarter
First	8.2766	8.2763	7.8000	7.7778	44.0200	43.3600	56.2490	53.8900	1.6570	1.6199
Second	8.2767	8.2763	7.7997	7.7683	43.8300	43.3000	56.1940	53.9790	1.6852	1.6352
Third	8.2765	8.0871	7.7788	7.7572	44.1200	43.3900	56.3950	55.4840	1.7044	1.6491
Fourth	8.0920	8.0702	7.7592	7.7521	46.3300	44.0900	56.0730	53.0590	1.7049	1.6633
2006
Quarter
First	8.0710	8.0170	7.7620	7.7511	45.0500	44.0700	52.9440	50.9550	1.6618	1.6138
Second	8.0284	7.9956	7.7682	7.7512	46.4300	44.6100	53.6020	50.9940	1.6164	1.5629
Third	8.0024	7.8998	7.7915	7.7674	46.9500	45.8600	53.0630	50.1020	1.5960	1.5677
Fourth	7.9174	7.8087	7.7933	7.7674	45.8400	44.2300	50.1760	49.0580	1.5907	1.5339
2007
Quarter
First	7.8135	7.7303	7.8172	7.7824	44.6100	43.1400	49.1490	48.0640	1.5449	1.5166
Second	7.7349	7.6155	7.8240	7.8047	43.1500	40.4500	48.3690	45.6920	1.5436	1.5110
Third	7.6135	7.5050	7.8295	7.7582	41.5700	39.7000	46.9320	44.7760	1.5426	1.4857
Fourth (through November 23, 2007)	7.5232	7.3992	7.7892	7.7501	39.7900	39.2700	45.0640	42.9260	1.4822	1.4387

The USDCNY Exchange Rate appearing on Bloomberg Page “NDFF” on November 23, 2007 was 7.3992.

The USDHKD Exchange Rate, as calculated by dividing the EURHKD Exchange Rate by the EURUSD exchange rate, each as reported on Bloomberg Page “ECB3” on November 23, 2007, was 7.7787.

The USDINR Exchange Rate appearing on Bloomberg Page “NDFF” on November 23, 2007 was 39.5700.

The USDPHP Exchange Rate appearing on Bloomberg Page “NDFF” on November 23, 2007 was 43.1420.

The USDSGD Exchange Rate, as calculated by dividing the EURHKD Exchange Rate by the EURUSD exchange rate, each as reported on Bloomberg Page “ECB3” on November 23, 2007, was 1.4420.

Historical Graphs

The following graphs show the daily values of each of the USDCNY, USDHKD, USDINR, USDPHP and USDSGD exchange rates in the period from January 2, 2002 through

November 23, 2007 using historical data obtained from Bloomberg. Past movements of the relevant exchange rates are not indicative of future values of the Basket Currencies.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Exchange Rates of the Basket Currencies. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

■ Pricing Date: December 21, 2007

■ Issue Date: December 27, 2007

■ Principal amount: US$1,000 per Note

■ Starting Exchange Rate of the USDCNY Exchange Rate: 7.40

■ Starting Exchange Rate of the USDHKD Exchange Rate: 7.75

■ Starting Exchange Rate of the USDINR Exchange Rate: 39.30

■ Starting Exchange Rate of the USDPHP Exchange Rate: 43.00

■ Starting Exchange Rate of the USDSGD Exchange Rate: 1.44

■ Participation Rate: 150%

■ Allocation Percentage: 20% for each Basket Currency

■ Maturity Date: December 27, 2009

■ The Notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Basket Return Amount which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of each Basket Currency, the actual Participation Rate and the Allocation Percentage.

	— Hypothetical Ending Levels —					— Hypothetical Weighted Currency Return(1) —					Hypo- thetical Basket Return(2)	Hypo- thetical Supp Return Amount(3)	Hypo- thetical Maturity Payment(4)	Hypo- thetical Note Return %(5)	Hypo- thetical Note Return % per annum
Example	USDCNY	USDHKD	USDINR	USDPHP	USDSGD	CNY	HKD	INR	PHP	SGD
1	9.7649	9.2111	28.298	59.307	2.1934	-6.39%	-3.77%	5.60%	-7.58%	-10.46%	-22.61%	$0.00	$1,000.00	0.00%	0.00%
2	9.7615	10.5537	42.497	54.784	0.7438	-6.38%	-7.24%	-1.63%	-5.48%	9.67%	-11.06%	$0.00	$1,000.00	0.00%	0.00%
3	8.5820	7.3081	39.974	50.589	1.5640	-3.19%	1.14%	-0.34%	-3.53%	-1.72%	-7.65%	$0.00	$1,000.00	0.00%	0.00%
4	4.6389	6.7205	34.061	59.837	2.1053	7.46%	2.66%	2.67%	-7.83%	-9.24%	-4.29%	$0.00	$1,000.00	0.00%	0.00%
5	6.8686	7.5906	38.655	46.110	1.4377	1.44%	0.41%	0.33%	-1.45%	0.03%	0.76%	$11.42	$1,011.42	1.14%	0.57%
6	9.0070	7.3165	42.204	26.502	1.3811	-4.34%	1.12%	-1.48%	7.67%	0.82%	3.79%	$56.84	$1,056.84	5.68%	2.84%
7	7.1859	8.1694	22.591	63.006	1.1846	0.58%	-1.08%	8.50%	-9.31%	3.55%	2.24%	$33.63	$1,033.63	3.36%	1.68%
8	6.5092	8.4032	27.776	40.056	1.5718	2.41%	-1.69%	5.86%	1.37%	-1.83%	6.13%	$91.88	$1,091.88	9.19%	4.59%
9	5.2416	5.5352	23.011	60.612	1.1631	5.83%	5.72%	8.29%	-8.19%	3.85%	15.49%	$232.39	$1,232.39	23.24%	11.62%
10	5.5633	5.1329	32.250	40.351	0.8393	4.96%	6.75%	3.59%	1.23%	8.34%	24.88%	$373.21	$1,373.21	37.32%	18.66%

[1]	Hypothetical Weighted Currency Return for each Basket Currency = [(Starting Exchange Rate – Ending Exchange Rate)/Starting Exchange Rate] x 20%

[2]	Hypothetical Basket Return Percentage = Sum of Weighted Currency Return for USDCNY, USDHKD, USDINR, USDPHP and USDSGD

[3]	Hypothetical Basket Return Amount = the greater of (US$1,000 x Basket Return Percentage x 150%) and $0.

[4]	Hypothetical Payment at Maturity = US$1,000 + Basket Return Amount.

[5]	Hypothetical Note Return % per Annum includes the Hypothetical Basket Return Amount.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets.

All investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their tax advisors to determine the tax consequences particular to their situation.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at an assumed comparable yield of % compounded semiannually) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the Notes (regardless of whether holders receive more, less or no payments on the Notes in tax years prior to maturity), and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount representing all amounts payable on the Notes. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payments to be made in respect of, the Notes. If the total amounts the Notes pay is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the Notes during such periods (with an offsetting ordinary loss). If a U.S. holder disposes of the Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

If any of the relevant exchange rates are not available on Bloomberg pages “NDFF” or “ECB3,” or any substitute pages thereto, the Calculation Agent may determine the relevant exchange rate in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes – Basket Return Amount” in the pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

© 2007 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.